

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

November 30, 2007

Mr. Patrick J. O'Leary
Chief Financial Officer
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re: SPX Corporation**
> **Form 10-K for the Year Ended December 31, 2006**
> **Form 10-Q for the Quarter Ended September 29, 2007**
> **File No. 001-06948**

Dear Mr. O'Leary:

　　We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 8. Financial Statements and Supplementary Data, page 41

Notes to Consolidated Financial Statements, page 48

Note 4. Acquisitions and Discontinued Operations, page 54

1.   We note that you disposed of your Dock Products, Dielectric Tower ("Tower") and
        Security and Protection ("Vance") businesses during fiscal 2006. We also note from
        page 7 of your September 29, 2007 Form 10-Q that you disposed of your Contech
        business during the second quarter of 2007. We further note that you did not file pro
        forma financial statements on Form 8-K relating to the disposition of these businesses.
        Please tell us how you evaluated each of these dispositions for significance under Rule 1-
        02(w) of Regulation S-X for purposes of filing the financial statements required by Item
        9.01(b) of Form 8-K.

Exhibits 31.1 and Exhibits 31.2

2.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in
        the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in
        paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in
        the case of an annual report)". We note similar modifications within your March 31,
        2007, June 30, 2007, and September 29, 2007 Forms 10-Q. Please revise your
        certifications in future filings to conform to the exact wording required by Item
        601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended September 29, 2007

Notes to Condensed Consolidated Financial Statements, page 5

Note 1. Basis of Presentation, page 5

3.   We note that you establish actual interim closing dates using a fiscal calendar even
        though you close your books on the Saturday closest to the end of the calendar for
        efficiency purposes. Please revise your future filings to present your quarterly financial
        statements as of the actual quarter-end.

4.   We note that you recognized $13.5 million of income tax benefits during the third quarter
        of fiscal 2007 related to the reversal of certain deferred tax liabilities associated with
        businesses previously disposed of and reported as discontinued operations primarily in
        fiscal 2005. Please explain to us how you concluded that the impact of this error was not
        material to your interim and forecasted annual results of operations for the periods ended
        September 30, 2007 and December 31, 2007. Please specifically address how you

evaluated the materiality of this error on your loss from discontinued operations, which was $.2 million and $11.3 million for the three and nine months ended September 30, 2007.

5.   We note that you recognized $7.4 million of expenses that resulted in a reduction to income from continuing operations within the third quarter of 2007 for periods prior to 2007 related to your Japanese operation within your Test and Measurement segment. Please tell us what periods these errors relate to by quantifying the amount of the error as of January 1, 2006 and for each subsequent quarter.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin Vaughn
Branch Chief